IMMURON LIMITED

Suite 1, 1233 High Street

Armadale, Victoria, Australia 3143

May 26, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Suzanne Hayes, Esq.

Assistant Director

Re:	Immuron Limited
Amendment No. 7 to Registration Statement on Form F-1
Filed May 25, 2017
File No. 333-215204 (the “Registration Statement”)

Dear Ms. Hayes:

We are responding to the oral comment conveyed to our counsel Sichenzia Ross Ference Kesner LLP on May 25, 2017 by the staff (the “Staff”) relating to Amendment No. 7 to the Registration Statement filed by the Company with the Securities and Exchange Commission.

1.	Staff Oral Comment:

Update the legal opinions filed as exhibits to the Registration Statement to reflect the amended amount of securities being offered and sold.

Response:

The Company has filed Amendment No. 8 to the Registration Statement to include amended legal opinions attached as exhibits 5.1 and 5.2. The opinions have been revised to reference the securities set forth in Amendment No. 6 to the Registration Statement.

.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Darrin Ocasio, Esq. of Sichenzia Ross Ference Kesner LLP at (212) 930-9700.

Very truly yours,
IMMURON LIMITED

By:	/s/ Thomas Liquard
Thomas Liquard, Chief Executive Officer